05037138

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49291

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005 WASH. D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Tabak Roberts Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Miller **(212) 867-5546**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Joel Miller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Miller Tabak Roberts Securities, LLC**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 01-4845964, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-06

[signature]
Notary Public

[signature]
Signature

Member of the Managing Member
Title

Joel Miller

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Miller Tabak Roberts Securities, LLC

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (a Limited Liability Company) (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

February 16, 2005

Miller Tabak Roberts Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	7,533,188
Due from brokers and dealers		9,008,885
Securities owned, at market value		1,032,783
Other assets		372,822
Total assets	$	17,947,678
Liabilities and members' equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	647,371
Accrued compensation and other liabilities		8,132,043
		8,779,414
Commitments and contingencies		
Subordinated note		2,000,000
Members' equity		7,168,264
Total liabilities and members' equity	$	17,947,678

See accompanying notes to statement of financial condition.

1. Organization

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers Inc. MTR Capital Corp., a New York corporation, is the parent who owns 76.2% of the Company and acts as the managing member. Profits, losses and distributions of the Company are allocated among the members on a pro-rata basis based on ownership interests. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt).

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Securities Corp. (the "Clearing Broker").

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

For the statement of financial condition, the Company considers all investments in United States Treasury Bills purchased with initial terms of maturity of three months or less to be cash equivalents.

All securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities.

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the Clearing Broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned although at December 31, 2004, the Company had no margin debt.

4. Net Capital

MTR is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($8,132,042 as of December 31, 2004) or $100,000. At December 31, 2004 MTR had net capital of $8,515,205 which was $7,973,069 in excess of the amount required.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consisted of the following:

Securities owned, at market value:	
Corporate bonds	**$ 1,007,803**
Equity securities	**24,980**
	$ 1,032,783
Securities sold, not yet purchased, at market value:	
Corporate bonds	**$ 446,510**
Equity securities	**200,861**
	$ 647,371

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

6. Financial Instruments with Off-Balance Sheet Risk, Concentrations of Credit Risk, Commitments and Contingencies

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance sheet risk.

At December 31, 2004, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Broker and therefore, are subject to the credit risk of the Clearing Broker. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees of Indebtedness of Others" (FIN 45) provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2004.

6. Financial Instruments with Off-Balance Sheet Risk, Concentrations of Credit Risk, Commitments and Contingencies (continued)

In the normal course of business, the Company is a party to various litigation matters. The ultimate legal and financial liability of the Company, if any, with respect to the foregoing litigation cannot be estimated with certainty, but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the financial position of the Company.

Effective January 1, 2005, the Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments under operating lease agreements are as follows:

2005	$ 474,627
2006	457,722
2007	509,232
2008	337,381
2009	-
Thereafter	-
Total	$ 1,778,962

7. Related Party Transactions

Pursuant to a Facilities Management Agreement, MTR receives general administrative services from Miller Tabak + Co., LLC ("MT"), a minority investor in MTR, including office space, furniture and equipment, office management, trading support personnel, clearance services and maintaining books and records (collectively, "Administrative Services"). As compensation for the Administrative Services, the Company pays a fee based on a percentage of its net realized trading gains plus certain specific costs benefiting MTR paid by MT.

On December 8, 2004, MTR and MT agreed to terminate the existing Facilities Management Agreement. Effective January 1, 2005, a new cost sharing arrangement was adopted whereby MTR and MT will continue to share the cost of certain services and employees, as outlined in the new arrangement. Under this arrangement certain of the Administrative Services previously furnished by MT will now be directly provided by the Company.

8. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax and Texas Corporation Franchise Tax.

9. Subordinated Note

Effective July 19, 2004, the Company entered into a subordinated loan agreement with MTR Capital Corp. The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and is included in the Company's net capital pursuant to the SEC's Uniform Net Capital Rule. The note may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

Borrowings subordinated to the claims of general creditors totaled $2 million at December 31, 2004. The loan bears interest at 5% per annum from the effective date and has a scheduled maturity of July 16, 2006.